**DAVIS POLK & WARDWELL**

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

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HONG KONG




03022286


May 8, 2003

**File No. 82-5201**



Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



RECD S.E.C.
MAY - 8 2003
1086


Re: **Gamesa, S.A. —**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**under the Securities Exchange Act of 1934**

Ladies and Gentlemen:



On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a Quarterly Report as of March 31, 2003.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

# GAMESA

## QUATERLY REPORT AS OF MARCH 31, 2003

?? **CURRENT CONSOLIDATED INCOME STATEMENT**

| CURRENT (THOUSAND EUROS) | CONSOLIDATED INCOME STATEMENT | | |
|---|---|---|---|
| | MARCH 2003 | MARCH 2002 | GROWTH |
| **REVENUES** | 423.154 | 198.589 | 113% |
| **EBITDA** | 130.307 | 55.754 | 134% |
| **NET INCOME** | 99.460 | 16.070 | 519% |

DURING THIS FIRST QUARTER THE ACTIVITY OF GAMESA'S BUSINESS UNITS HAS DEVELOPED AS EXPECTED.
THIS FIGURES INCLUDES TWO WINDFARMS TRANSACTIONS, 64MW SOLD TO MARUBENI AND 184 MW SOLD TO IBERDROLA.

?? **YEAR END 2003 ESTIMATE**

THE FIRST QUARTER RESULTS AND BUSINESS SITUATION OF GAMESA ALLOW US TO MAINTAIN OUR YEAR END ESTIMATE OF EUR 187 MM NET INCOME FOR CONTROLLING COMPANY, THA IMPLIES A 38% GROWTH.